Exhibit 97.01
Adopted 10-25-2023

NuStar Energy L.P.
Policy on Recovery of Incentive-based Compensation

I.    Introduction

The Board of Directors (the “Board”) of NuStar GP, LLC (the “General Partner”), the general partner of Riverwalk Logistics, L.P., the general partner of NuStar Energy L.P. (the “Partnership”), has adopted this Policy on Recovery of Incentive-based Compensation (this “Policy”), which provides for the recovery of compensation in certain circumstances in the event of a restatement of financial results by the Partnership. This Policy is intended to comply with the requirements of Securities and Exchange Commission rules and New York Stock Exchange (“NYSE”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

II.    Administration

This Policy shall be administered by the Compensation Committee of the Board (“Compensation Committee”). Any determinations made by the Compensation Committee shall be final and binding on all affected individuals. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, in all cases consistent with the Dodd-Frank Act. The Compensation Committee is authorized to amend this Policy from time to time in its discretion.

III.    Covered Persons

This Policy applies to any current or former “executive officer,” within the meaning of Rule 10D-1 under the Securities Exchange Act of 1934, as amended, who served as an “executive officer” of the Partnership (each such individual, an “Executive Officer”) during the applicable Recovery Period, as defined below. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, executors, administrators and other legal representatives.

IV.    Recovery Upon Financial Restatement

If the Partnership is required to prepare an accounting restatement due to the material noncompliance of the Partnership with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial Restatement”), the Compensation Committee shall cause the Partnership to recover from each Executive Officer, as promptly as reasonably possible, any erroneously awarded Incentive-based Compensation, as defined below.

V.    No-fault Recovery

Recovery under this Policy shall be required regardless of whether the Executive Officer or any other person was at fault or responsible for accounting errors that contributed to the need for the Financial Restatement or engaged in any misconduct.

VI.    Compensation Subject to Recovery

A.    This Policy applies to all compensation granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure, including common unit price and total unitholder return (“TUR”), including but not limited to performance-based cash, units, options or other equity-based awards paid or granted to the Executive Officer (“Incentive-based Compensation”). Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as base salary, restricted units or options with time-based vesting, or a bonus awarded solely at the discretion of the Board or Compensation Committee and not based on the attainment of any financial measure is not subject to this Policy.

B.    In the event of a Financial Restatement, the amount to be recovered will be the excess of (i) the Incentive-based Compensation received by the Executive Officer during the three completed fiscal years immediately preceding the date on which the Partnership is required to prepare the Financial Restatement, as determined in accordance with Section VI.E. below (the “Recovery Period”), based on the erroneous data and calculated without regard to any taxes paid or withheld, over (ii) the Incentive-based Compensation that would have been received by the Executive Officer had the compensation been calculated based on the restated financial information, as determined by the Compensation Committee.

C.    For this purpose, Incentive-based Compensation is considered to have been received by an Executive Officer in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, regardless of when the payment or grant of such Incentive-based Compensation occurs.

D.    The compensation recovered under this Policy shall not include Incentive-based Compensation received by an Executive Officer (i) prior to beginning service as an Executive Officer or (ii) if he or she did not serve as an Executive Officer at any time during the applicable Recovery Period.

E.    The date on which the Partnership is required to prepare a Financial Restatement is the earlier to occur of (i) the date the Board or a Board committee (or authorized officers of the General Partner if Board action is not required) concludes, or reasonably should have concluded, that the Partnership is required to prepare a Financial Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Partnership to prepare a Financial Restatement.

F.    For Incentive-based Compensation based on common unit price or TUR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Compensation Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the Financial Restatement on the common unit price or TUR upon which the Incentive-based Compensation was received and the Partnership shall document the determination of that reasonable estimate and provide such documentation to the NYSE.

VII.    Enforcement

The Partnership may use any legal or equitable remedies that are available to the Partnership to recover any erroneously awarded Incentive-based Compensation, including but not limited to by collecting from the Executive Officer a cash payment or common units of the Partnership or by causing the forfeiture of any amounts that the Partnership owes to the Executive Officer.

VIII.    No Indemnification

Neither the Partnership nor the General Partner shall indemnify any Executive Officer or pay or reimburse the premium for any insurance policy to cover any losses incurred by such Executive Officer under this Policy.

IX.    Exceptions

The Compensation Committee (or a majority of independent directors serving on the Board) may determine not to seek recovery from an Executive Officer in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because: (i) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive-based Compensation and providing corresponding documentation of such attempt to the NYSE); (ii) recovery would violate the home country law that was in effect prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is provided to the NYSE; or (iii) recovery would likely cause the Partnership’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended.

X.    Other Remedies Not Precluded

The exercise by the Compensation Committee of any rights pursuant to this Policy shall be without prejudice to any other rights or remedies that the Partnership, the Board or the Compensation Committee may have with respect to any Executive Officer subject to this Policy.

XI.    Effective Date

This Policy was adopted by the Board effective as of October 2, 2023 (the “Effective Date”) and shall apply to any Incentive-based Compensation that is received by an Executive Officer on or after the Effective Date.